Just Add Cooking, Inc.

Financial Statements
For the Year Ended December 31, 2016

Just Add Cooking, Inc.

Financial Statements
For the Year Ended December 31, 2016
Table of Contents

KURZMAN, DEMPSEY & KOWALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS
1017 TURNPIKE STREET
CANTON, MASSACHUSETTS 02021

STEPHEN A. KURZMAN, CPA, MST
THOMAS H. DEMPSEY III, CPA, MST
AIMEE KOWALKER, CPA, MST

TELEPHONE (781) 828-9420
FACSIMILE (781) 828-2324
WEBSITE WWW.KDK-CPA.COM

Independent Accountants' Review Report

To Board of Directors
Just Add Cooking, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statement of Just Add Cooking, Inc., (the Company), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on Restatement Adjustment to 2015 Financial Statements

As part of our review of the 2016 financial statements, we also reviewed the adjustment described in Note 9 that was applied to restate the 2015 financial statements. Based on our review, we are not aware of any material modifications that should be made to the adjustment that was applied to restate the 2015 financial statements.

Supplementary Information

The accompanying supplementary information included in the schedules on pages 14-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Kurzman, Dempsey & Kowalker, LLP

May 18, 2017

2

Just Add Cooking, Inc.

Balance Sheet
December 31, 2016

Assets

Current assets:

Cash and cash equivalents	$	79,952
Accounts receivable		14,691
Security deposit		11,820
Total current assets	$	106,463

Liabilities and Shareholders' Equity (Deficit)

Current liabilities:

Accounts payable	$	67,715
Accrued expenses		32,589
Customer deposits		21,980
Total current liabilities		122,284

Long-term debt:

Note payable, Fresh Source Capital Fund I, LP	250,000
Notes payable - shareholder	159,700
Due to shareholder	100,863
Notes payable - others	150,000
Deferred legal fees	110,586
	771,149

Shareholders' Equity (Deficit):

Common stock, par value $0.0001;

40,000,001 shares authorized, 4,167,379 issued and outstanding	417
Additional paid in capital	312,983
Accumulated deficit	(1,100,370)
Total equity (deficit)	(786,970)

Total liabilities and equity	$	106,463

Just Add Cooking, Inc.

Statement of Operations
For the Year Ended December 31, 2016

Sales, net of discounts	$ 1,300,039
Cost of services	1,115,264
Gross profit	184,775
Selling, general and administrative expenses	886,731
Net loss	$ (701,956)

See independent accountants' review report and notes to the financial statements.

Just Add Cooking, Inc.

Statement of Changes in Shareholders' Equity (Deficit)
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Shareholders' Equity (Deficit)
Balance, December 31, 2015	$ 405	$ 99,995	$ (292,227)	$ (191,827)
Prior period adjustment	-	-	(106,187)	(106,187)
Balance December 31, 2015, as restated	405	99,995	(398,414)	(298,014)
Proceeds from issuance of common stock and contributions	12	212,988	-	213,000
Net loss	-	-	(701,956)	(701,956)
Balance, December 31, 2016	$ 417	$ 312,983	$ (1,100,370)	$ (786,970)

Just Add Cooking, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2016

	2016
Cash flows from operating activities:	
Net loss	$ (701,956)
Adjustments to reconcile net loss to cash provided by operating activities:	
Amortization	4,200
Bad debt expense	1,608
Depreciation	3,186
Loss on disposal and impairment of assets	62,580
(Increase) decrease in:	
Accounts receivable	3,459
Increase (decrease) in:	
Accounts payable	(4,829)
Accrued expenses	12,456
Customer deposits	21,980
Deferred legal fees	4,507
Net cash used in operating activities	(592,809)
Cash flows from investing activities:	
Proceeds from sale of equipment	16,711
Net cash provided by investing activities	16,711
Cash flows from financing activities:	
Proceeds from issuance of common stock and contributions	213,000
Repayment of line of credit	(59)
Loans from others	100,000
Loan from shareholder	100,000
Repayment of note and loan from shareholder	(14,414)
Net cash provided by financing activities	398,527
Decrease in cash and cash equivalents	(177,571)
Cash and cash equivalents at beginning of year	257,523
Cash and cash equivalents at end of year	$ 79,952

Just Add Cooking, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016

1. **Significant Accounting Policies**

   Business Activity
   Just Add Cooking, Inc. (the Company) prepares meal kits consisting of local pre-measured ingredients for globally inspired recipes and delivered to the doors of its local customers.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   Accounts Receivable
   The Company carries its accounts receivable at their contract value. The Company extends unsecured credit to its customers in the ordinary course of business and collateral is generally not required. Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of aging and collections. The Company considers accounts receivable to be fully collectible. Credit losses, when realized, have been within the range of the Company's expectation and historically, have not been significant. The Company does not accrue interest on trade receivables.

   Intangible Assets
   Intangible assets are recorded at cost and those assets with determinable lives are amortized using the straight-line method over 3-15 years. Management tests intangible assets for impairment on an annual basis. At December 31, 2016 an impairment loss of $44,086 was reported and is included in selling, general and administrative expenses representing the remaining unamortized balance of the intangible assets consisting of amounts paid for a company logo, trademarks and related items as well as the write down of the Company's remaining property and equipment. Amortization for the year was $4,200.

   Property, Equipment and Depreciation
   Property and equipment are recorded at cost. Depreciation of property and equipment is computed using straight line and accelerated methods over the estimated useful lives of the related assets. Expenditures for major renewals, additions and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs which do not improve or extend the lives of the respective assets are charged to operations as incurred. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income. During the year ending December 31, 2016, equipment and leasehold improvements with a net book value of $37,352 were sold or otherwise disposed of, resulting in a loss of $18,494. Depreciation expense for the year was $3,186.

Just Add Cooking, Inc.

1. **Significant Accounting Policies (concluded)**

   Income Taxes
   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating loss carryforwards and for differences between the basis of assets and liabilities for financial reporting and income tax purposes. The deferred tax assets and liabilities represent the tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2016. Any changes in tax positions will be recorded when the ultimate outcome becomes known.

   The Company's tax returns are subject to examination by taxing authorities generally for the years ended December 31, 2015 through December 31, 2016.

   Advertising
   The Company's policy is to expense advertising costs as incurred. For the year ended December 31, 2016, the Company incurred $208,699 in advertising costs.

   Shipping and Handling
   The Company's policy is to classify shipping costs as delivery charges and report as part of cost of services. Delivery charges were $193,994 for the year.

2. **Royalty and Financing Agreement**

   In August 2015, the Company received $250,000 under the terms of a combination royalty and financing arrangement. A royalty of 4% of qualified sales is payable monthly until the agreement expires in 2020 when $250,000 is payable plus the difference between $250,000 and cumulative royalties paid. At December 31, 2016, the remaining future obligation is $442,267. Royalties were $57,733 for 2016 and are limited to $80,000 for 2017. The agreement is collateralized by all assets and the personal guaranty of a shareholder and all other obligations are subordinate to this agreement. The Company was not compliant with certain financial reporting covenants in the agreement but a waiver was obtained.

Just Add Cooking, Inc.

3.   **Notes Payable – Shareholder**

Note payable dated November 7, 2014 with no stated due date. Interest payable from time to time at 12%. The royalty financing agreement permits the repayment of the remaining balance in equal monthly payments over an 18 month period once the Company realizes sustained monthly sales of $200,000. $ 59,700

Note payable dated August 6, 2015 payable on August 11, 2020. Interest rate is 5%, payable from time to time. Upon the occurrence of a qualified financing of at least $650,000 resulting in the issuance of convertible preferred stock by the Company, all the outstanding principal and interest will be converted into shares of the same class and series of the convertible preferred stock issued to the other investors at a conversion price of 80% of the price per share paid by the other investors in the qualified financing. Absent a qualified financing, the principal and interest is convertible to common stock of the Company upon its maturity equal to 10% of the Company capitalization on a fully diluted basis. Upon the sale of the Company, an amount equal to twice the outstanding principal and interest will be paid to the shareholder.   100,000

$ 159,700

Interest expense for shareholder notes amounted to $12,864 for the year.

Just Add Cooking, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016

4.   **Notes Payable – Others**

Note payable to Anders Lindell (former shareholder and employee) dated August 17, 2016 payable on August 11, 2020. Interest rate is 5%, payable from time to time. Upon the occurrence of a qualified financing of at least $650,000 resulting in the issuance of convertible preferred stock by the Company, all the outstanding principal and interest will be converted into shares of the same class and series of the convertible preferred stock issued to the other investors at a conversion price of 80% of the price per share paid by the other investors in the qualified financing. Absent a qualified financing, the principal and interest is convertible to common stock of the Company upon its maturity equal to 10% of the Company capitalization on a fully diluted basis. Upon the sale of the Company, an amount equal to twice the outstanding principal and interest will be paid to the shareholder.

$ 100,000

Note payable to Fredrik Holmstedt (chief financial officer) dated August 9, 2015 payable on August 11, 2020. Interest rate is 6%, payable from time to time. The note is convertible to preferred stock of the Company upon a qualified financing of at least $1,000,000 through the maturity date of the note. The remaining terms of the note are the same as those with Anders Lindell, except there is no common stock conversion in the absence of a qualified financing.

25,000

Note payable to Sandro Mina (former investor) dated August 10, 2015 payable on August 11, 2020. Interest rate is 6%, payable from time to time. The note is convertible to preferred stock of the Company upon a qualified financing of at least $1,000,000 through the maturity date of the note. The remaining terms of the note are the same as those with Anders Lindell, except there is no common stock conversion in the absence of a qualified financing.

25,000

$ 150,000

Interest expense for the above notes amounted to $4,863 for the year.

5.   **Deferred Legal Fees**

Legal fees totaling $110,586 have been incurred and an agreement was made with the law firm that the Company could defer payment until the Company became profitable.

Just Add Cooking, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016

6.   **Income Taxes**

The components of income tax benefit are as follows:

Current		
Federal	$	-
State		-
Deferred		
Federal		223,600
State		55,400
		279,000
Valuation Allowance		(279,000)
	$	-

The Company's net deferred tax asset consists of:

Net operation loss carryforward:		
Federal	$	290,000
State		75,000
		365,000
Valuation Allowance		(365,000)
	$	-

The valuation allowance increased by $275,000 for the year ended December 31, 2016.

The Company has the following net operating loss carryforwards available at December 31, 2016:

Federal	State	Expires in Year
$ 242,887	$ 244,459	2035
680,878	685,128	2036
$ 923,765	$ 929,587	

An ownership change of the Company may limit the amount of income that can be offset by preacquisition net operating loss carryforwards.

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Just Add Cooking, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2016

7.   **Cash Flow Information**

Cash paid during the year:

	Interest	$ 3,363
	Income Taxes	$ -

8.   **Shareholders' Equity**

The Company has authorized 40,000,001 shares of common stock with a par value of $0.0001, of which 4,167,379 shares are issued and outstanding and an additional 1,000,000 shares have been reserved for stock options. During the year, 115,296 shares of common stock were issued.

Under the 2015 Stock Incentive Plan, the Company may grant stock options, stock appreciation rights, restricted stock and other stock-based awards payable in common stock or cash to employees, officers and directors of the Company as well as consultants and advisors of the Company. Up to one million shares of common stock may be issued under the plan. The Board of Directors shall establish the exercise price of each option and specify the exercise price in the applicable option agreement, but shall be not less than 100% of the fair market value per share of common stock on the date the option is granted. The Board may specify the term the grant can be exercised but no option will be granted with a term in excess of 10 years.

The Board of Directors shall determine the terms and conditions of a restricted stock award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any. The Company has the right to repurchase all or part of such shares from the recipient in the event that conditions specified by the Board in the applicable award are not satisfied prior to the end of the applicable restriction period established by The Board for such award.

To date, no options have been granted.

9.   **Prior Period Adjustment**

The accumulated deficit at the beginning of 2016 was adjusted to correct the misclassification of legal fees incurred in 2015. Had this error not been made, the net loss for 2015 would have been increased by $106,187.

Just Add Cooking, Inc.

10. **Contingency – Going Concern**

As shown in the accompanying financial statements, the Company incurred a net loss of $701,956 during the year ending December 31, 2016, and as of that date, the Company's current liabilities exceeded its current assets by $15,821 and its total liabilities exceeded its total assets by $786,970. In addition, negative cash flow from operating activities was $592,809. These conditions create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions and determined that a significant increase in sales would alleviate this uncertainty. As a result management has proposed a plan to expand the business by partnering with an advisor through the issuance of new shares to further develop the "Mealkit" product and customer offering and to increase market presence and market communication through social media, where the Company has experienced recent success. The issuance of new shares to raise capital to implement the Company's plan is described in Note 12. In addition, the Company abandoned its production facticity in the fall of 2016, and entered into an agreement with a local vendor who will supply the produce and box the product to prepare for customer delivery. The cost of delivery has recently decreased and the cost of boxes will decrease with more volume.

11. **Subsequent Events**

On February 22, 2017 the Company entered into an agreement with a Swedish company (Advisor) to generate capital of $3,100,000 through the issuance of up to 2 million shares of Series Seed Preferred Stock of the Company to be purchased by clients of the Advisor at a price or $1.55 per share. As of May 18, 2017, the date which the financial statements were available for issue, no proceeds have been received by the Company. The arrangement by which the Advisor is attempting to secure investors is ongoing. The shares will have the rights, preferences, privileges and powers set forth in the Amended and Restated Certificate of Incorporation.

The Advisor will undertake the assignment to expand the Company's business as explained in Note 11 and shall be compensated by the Company in the amount of 10% of the dollar value of the capital raised by the Advisor. Shares purchased by the Company's existing shareholders, staff or persons otherwise related to the Company shall require compensation to the Advisor of 25% of the dollar value of those shares. Of the compensation paid to the Advisor, 50%, or a maximum amount of $100,000, will be used to invest in the Company's Series Seed Preferred Stock.

Management has evaluated subsequent events through May 18, 2017, the date which the financial statements were available for issue. There are no additional subsequent events that require inclusion in the financial statements.

Just Add Cooking, Inc.

Supplementary Information

Just Add Cooking, Inc.

Schedule of Cost of Services
For the Year Ended December 31, 2016

Purchases	$	539,525
Salaries and wages		155,032
Payroll taxes		17,932
Supplies and materials		96,352
Delivery charges		193,994
Subcontractors		112,429
	$	1,115,264

Just Add Cooking, Inc.

Schedule of Selling and General and Administrative Expenses
For the Year Ended December 31, 2016

Salaries and wages	$	176,870
Payroll tax expense		21,395
Amortization		4,200
Bad debt expense		1,608
Bank charges		41,464
Computer supplies and services		17,420
Contributions		200
Depreciation		3,186
Equipment rental		13,981
Impairment Loss		44,086
Insurance		7,625
Interest expense		17,688
Loss on sale and disposition of property and equipment		18,494
Marketing and promotion		208,699
Marketing consultants		35,854
Meals and entertainment		6,226
Miscellaneous		2,521
Office supplies and expense		9,589
Product development		19,592
Professional fees		16,593
Rent		108,874
Repairs and maintenance		1,048
Royalty expense		57,733
State excise and franchise tax		1,456
Travel		6,242
Utilities		2,287
Website design		41,800
	$	886,731